United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 706,643
	8	SHARED VOTING POWER 5,639,415
	9	SOLE DISPOSITIVE POWER 706,643
	10	SHARED DISPOSITIVE POWER 5,639,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,802,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.69%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,639,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,639,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,639,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.49%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 14 to the Schedule 13D (this “Amendment No. 14”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019, Amendment No. 8 filed on May 8, 2020, Amendment No. 9 filed on July 31, 2020, Amendment No. 10 filed on August 14, 2020, Amendment No. 11 filed on December 21, 2020, Amendment No. 12 filed on April 21, 2021 and Amendment No. 13 filed on September 1, 2021 (collectively, the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

The responses to Item 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a) - (b) of the Statement are amended and restated in their entirety as follows:

(a) - (b): See Items 7 – 13 of the cover pages above.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

(c): On November 1, 2021, Medpace Investors, LLC (“MPI”) entered into a written stock selling plan in accordance with Rule

10b5-1 (the “November 2021 MPI Plan”). MPI sold 317,787 shares in open market transactions between October 23, 2021 and December 22, 2021 under the November 2021 MPI Plan, as follows:

Trade Date	Shares Sold	Price Per Share
11/22/2021	882	$219.86	(1)
11/22/2021	4,120	$220.41	(2)
11/22/2021	3,421	$221.44	(3)
11/22/2021	4,933	$222.73	(4)
11/22/2021	6,154	$223.56	(5)
11/22/2021	11,168	$224.59	(6)
11/22/2021	5,916	$225.33	(7)
11/22/2021	5,054	$226.49	(8)
11/22/2021	5,027	$227.65	(9)
11/22/2021	1,453	$228.41	(10)
11/23/2021	5,944	$210.28	(11)
11/23/2021	4,634	$211.39	(12)
11/23/2021	8,285	$212.51	(13)
11/23/2021	2,408	$213.33	(14)
11/23/2021	1,611	$214.45	(15)
11/23/2021	1,170	$215.53	(16)
11/23/2021	1,154	$218.38	(17)
11/23/2021	851	$219.97	(18)
11/24/2021	709	$210.60	(19)
11/24/2021	518	$211.57	(20)
11/24/2021	3,191	$212.53	(21)
11/24/2021	5,803	$213.44	(22)
11/24/2021	4,357	$214.21	(23)

Trade Date	Shares Sold	Price Per Share
11/26/2021	8,763	$210.45	(24)
11/26/2021	3,912	$211.31	(25)
11/26/2021	1,959	$212.21	(26)
11/26/2021	437	$213.40	(27)
11/29/2021	2,304	$210.57	(28)
11/29/2021	2,754	$211.50	(29)
11/29/2021	4,495	$212.51	(30)
11/29/2021	2,562	$213.41	(31)
11/30/2021	197	$210.29
12/1/2021	11,197	$210.41	(32)
12/1/2021	6,877	$211.35	(33)
12/1/2021	3,069	$212.44	(34)
12/1/2021	3,825	$213.50	(35)
12/1/2021	1,674	$214.29	(36)
12/2/2021	3,748	$210.58	(37)
12/2/2021	2,342	$211.13	(38)
12/3/2021	400	$211.48	(39)
12/7/2021	3,420	$210.57	(40)
12/7/2021	10,350	$211.54	(41)
12/7/2021	1,436	$212.36	(42)
12/7/2021	3,314	$213.51	(43)
12/8/2021	1,163	$210.43	(44)
12/8/2021	1,192	$211.54	(45)
12/8/2021	3,023	$212.70	(46)
12/8/2021	10,204	$213.35	(47)
12/8/2021	289	$214.12	(48)
12/9/2021	2,778	$210.39	(49)
12/9/2021	2,142	$211.39	(50)
12/9/2021	10,074	$212.76	(51)
12/10/2021	309	$210.20	(52)
12/15/2021	2,424	$210.28	(53)
12/16/2021	5,959	$210.22	(54)
12/17/2021	2,742	$210.47	(55)
12/17/2021	1,239	$211.52	(56)
12/17/2021	2,455	$212.60	(57)
12/17/2021	9,807	$213.53	(58)
12/17/2021	12,242	$214.46	(59)
12/17/2021	2,120	$215.27	(60)
12/20/2021	1,598	$210.56	(61)
12/20/2021	8,725	$211.57	(62)
12/20/2021	4,108	$212.29	(63)
12/20/2021	4,204	$213.67	(64)
12/20/2021	4,099	$214.63	(65)
12/21/2021	1,383	$211.68	(66)
12/21/2021	1,508	$212.38	(67)
12/21/2021	1,095	$213.35	(68)
12/21/2021	1,863	$214.57	(69)
12/21/2021	5,368	$215.53	(70)
12/21/2021	6,916	$216.64	(71)
12/22/2021	329	$217.56	(72)
12/22/2021	729	$218.36	(73)
12/22/2021	6,349	$219.66	(74)
12/22/2021	21,998	$220.39	(75)
12/22/2021	9,555	$221.56	(76)

(1)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $219.65 to $219.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(2)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $220.00 to $220.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(3)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $221.00 to $221.95. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(4)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $222.07 to $222.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(5)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $223.00 to $223.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(6)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $224.00 to $224.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(7)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $225.00 to $225.93. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(8)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $226.00 to $226.93. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(9)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $227.025 to $227.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(10)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $228.045 to $229.19. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(11)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.9875. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(12)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(13)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.00 to $212.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(14)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.01 to $213.88. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(15)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.05 to $214.975. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(16)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $215.00 to $216.305. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(17)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $217.55 to $218.89. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(18)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $219.49 to $221.11. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(19)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.25 to $210.94. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(20)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.12 to $211.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(21)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.01 to $212.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(22)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.00 to $213.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(23)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.00 to $214.86. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(24)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(25)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(26)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.00 to $212.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(27)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.07 to $214.27. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(28)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.965. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(29)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.985. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(30)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.01 to $212.985. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(31)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.00 to $214.345. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(32)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(33)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.91. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(34)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.01 to $212.92. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(35)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.00 to $213.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(36)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.02 to $214.80. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(37)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(38)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.49. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(39)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.25 to $211.92. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(40)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(41)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(42)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.015 to $212.93. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(43)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.18 to $213.80. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(44)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.865. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(45)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.06 to $211.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(46)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.25 to $212.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(47)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.00 to $213.92. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(48)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.005 to $214.46. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(49)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(50)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.00 to $211.95. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(51)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.025 to $213.455. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(52)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.90. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(53)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.5425. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(54)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $211.175. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(55)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.945. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(56)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.105 to $211.96. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(57)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.005 to $212.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(58)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.01 to $213.985. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(59)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.025 to $214.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(60)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $215.01 to $215.64. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(61)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.00 to $210.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(62)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $211.015 to $211.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(63)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.00 to $212.96. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(64)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.01 to $213.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(65)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.03 to $215.12. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(66)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $210.785 to $211.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(67)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $212.01 to $212.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(68)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $213.09 to $213.78. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(69)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $214.15 to $214.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(70)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $215.00 to $215.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(71)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $216.00 to $217.53. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(72)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $217.08 to $217.91. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(73)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $218.02 to $218.86. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(74)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $219.05 to $219.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(75)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $220.00 to $220.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(76)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $221.00 to $222.00. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 5 above summarizes certain provisions of the November 2021 MPI Plan and is incorporated herein by reference. A copy of the November 2021 MPI Plan is attached as Exhibit 3 hereto, and is incorporated by reference.

Except as set forth herein and in the Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement*

2	Registration Rights Agreement*

3	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated November 1, 2021

*	Filed in the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2021
/s/ August J. Troendle
August J. Troendle

Medpace Investors, LLC

/s/ August J. Troendle Name: August J. Troendle Title: Sole Manager